# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alpine Income Property Trust, Inc., CIK 0001786117
CUSIP: 02083X103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 369 N. New York Ave., Suite 201, Winter Park, Florida (FL), 32789
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002012383

## Reporting persons
- BlackRock, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 997,378; shared voting power 0; sole dispositive power 1,012,495; shared dispositive power 0; aggregate amount beneficially owned 1,012,495 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Alpine Income Property Trust, Inc.
Address of issuer's principal executive offices: 369 N. New York Ave., Suite 201 Winter Park FL 32789

## Item 2. Person Filing
Name of person filing:
BlackRock, Inc.
In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock, Inc. and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with such release.
Address of principal business office or, if none, residence: BlackRock, Inc. 50 Hudson Yards New York, NY 10001
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1012495
Percent of class: 7.1
Sole power to vote or to direct the vote: 997378
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1012495
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of
Alpine Income Property Trust, Inc..
No one person's interest in the common stock of
Alpine Income Property Trust, Inc.
is more than five percent of the total outstanding common shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BlackRock, Inc.: Spencer Fleming, Managing Director (02/05/2025)